GulfMark Offshore Announces Revised Newbuild Delivery Schedule

     HOUSTON, TX, April 16, 2003 - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced it has agreed to changes in its new vessel delivery schedule. The accelerated schedule will move forward the next UT 722L design anchor handler, Highland Valor, to the beginning of July and will also close the delivery of the UT 755 Highland Monarch on the same day. The early July deliveries will increase vessel days in what is anticipated to be a strong summer season. The adjusted delivery schedule is consistent with decisions to capitalize on the expected improving market, despite the recent difficult market conditions.

     Bruce Streeter, Chief Operating Officer, commented, "We have undergone a very tough market that reflected uncertainty in the world, low levels of industry expenditures in many locations, and the traditional winter slowdowns. Our actions tended to absorb the maximum market impact in the first quarter and allow us to limit these effects on subsequent quarters. We had a much higher exposure to an unsatisfactory spot market and, consistent with past periods, we have pushed as much of our drydock schedule into this weak period as possible. We took the North Crusader out of service for the quarter in order to modify the vessel for the upcoming contract in Brazil and also completed modifications on the Sea Searcher for a two-year FSO support contract. The Searcher is now on contract and the Crusader is enroute to Brazil. During the quarter we also completed the drydocks on the Sea Conquest, North Fortune, Highland Pioneer, Highland Rover and Highland Star as well as started the drydock of the North Traveler.

     "We are very encouraged that we have now had three weeks of solid demand and improved rates in the North Sea spot market and increased bidding activity in several other regions. The activity pattern of this quarter, however, has been different than in most quarters and has made it difficult for analysts to forecast our results. We are still several weeks away from finalizing the first quarter results, and as a result of the low levels of dayrates and utilization, principally in the North Sea, our accelerated drydock schedule and downtime associated with modifications, we expect to report a loss in the range of $0.14-$0.17 per share. Higher dayrate levels, a return to more typical utilization, summer seasonal work and improved Southeast Asia demand should reflect a return to more customary activity levels in the ensuing quarters. While it is still to early to establish the extent of the market recovery or to provide guidance for future quarters, we think that full year results could be above those projections of some analysts."

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-five (55) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact:      Edward A. Guthrie, Executive Vice President
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.